February 27, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-212-450-3779

Mr. Martin Ezequiel Zarich
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

Re: BBVA Banco Frances S.A.
Form 20-F for Fiscal Year Ended December 31, 2006
File No. 001-12568

Dear Mr. Zarich:

We have reviewed your response letter dated November 20, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Note 17, Summary of significant differences between the Argentine Central Bank Rules and United States Generally Accepted Accounting Principles, page F-51

Note 17.1, Income Taxes, page F-51

1.   We refer to the proposed disclosure to be included in future filings described in your response to Comment 1 regarding the reclassification of the *Initial adjustments to net deferred tax assets* to the *Other, net* line item. Please revise the proposed disclosure to include the following:

   - A comparison of how the *Initial adjustments to net deferred tax assets* are accounted for under the Argentine GAAP banking rules and how they differ with respect to the accounting and disclosure requirements of paragraphs 27 and 45.g of SFAS 109.

   - A statement, similar to your response to the second bullet point of Comment 1, that (1) under US GAAP the Company fully provisioned in 2004 and 2005 the net operating losses that are part of the net deferred tax asset; and (2) the effect of this provisioning on the reconciliation of Argentine BCRA banking GAAP to US GAAP for fiscal years 2004 to 2006.

   - A statement in the paragraph that describes the composition of the *Other, net* line item that the *Initial adjustment to net deferred tax assets* for 2006 is 90% of the *Other, net* line item as revised.

2.   We refer to your response to the second bullet point of Comment 2 regarding the differences between *Income tax computed in accordance with BCRA rules* as used in the income tax reconciliation in Note 17.1 and the *Income tax and tax on minimum presume income (loss)* line item in the Consolidated Statement of Operations on page F-9.   In future filings please include in Note 17.1 the following:

   - A discussion of the Company's authoritative basis for using *Income tax computed in accordance with BCRA rules* in the reconciliation of Argentine GAAP income tax to US GAAP income tax instead of the *Income come tax and tax on minimum presume income (loss)* in the Consolidated Statement of Operations on page 9, prepared under Argentine GAAP.

- A summary of the basic differences between *Income tax computed in accordance with BCRA rules* and *Income tax and tax on minimum presume income (loss).*

- A description of the specific line items in the Argentine GAAP Consolidated Statement of Operations on page F-9 where the *income tax expense or income computed in accordance with BCRA rules* is included considering the following:

  o These BCRA income tax amounts are the Argentine GAAP income tax totals for years 2004 to 2006 that the Company used in the reconciliation of Argentine GAAP income tax to US GAAP income tax on page F-51; and

  o These BCRA income tax amounts are <u>not the same</u> as the *Income tax and tax on minimum presume income (loss)* line item in the Argentine GAAP Consolidated Statement of Operations on page F-9. Refer to (1) the 2006 BCRA income tax expense of 23,000 million pesos used in the reconciliation on page F-51 included in *Other Expenses* of the Argentine GAAP Statement of Operations on page F-9 as stated in the breakdown is in Note 6.m, *Other Expense, Others,* page F-30; and to (2) the 2005 BCRA income tax expense reversal of 242,000 million pesos include in the reconciliation on page F-51 included in *Other Income* in the Argentine GAAP Statement of Operations on page F-9 as described in the breakdown in Note 6.l, *Breakdown of Main Items and Accounts, Other Income,* on page F-30.

3. We refer to your response to the fifth bullet point of Comment 4 in which you state, although the note refers to both federal government securities <u>and loans</u>, the 2001 swap included only holders of securities and did not include loans. Please revise this note in future filings to revise the reference to <u>loans</u> in the swap or state there were no troubled debt restructurings under SFAS 15 regarding the swap in 2001 since they only included only securities.

4. We refer to your response to bullet point six of Comment 4. In future filings please include in this note the following information, similar to that provided in your supplemental response:

- An explanation of the reasons why the market value of the securities under Argentine BCRA accounting rules for these transactions is *significantly higher* than under US GAAP taking into consideration the *other than temporary impairment* charges recognized for these securities under SFAS 115 prior to the swap transactions in 2001.

- A quantitative presentation, similar to the table provided in your response, that shows how the *Federal Government Secured Loans* reconciliation adjustment to *Stockholders' equity as stated* in the Argentine to US GAAP reconciliation in Note 17.24 was determined considering the difference between the fair value of the securities swap under Argentine and US GAAP for each fiscal year.

- A description and quantitative disclosure of the effects that sales made each year of the guaranteed loan portfolio acquired in 2001 have had as part of the *Federal Government Secured Loans* reconciliation adjustment to *Net income/(loss) as stated* in Note 17.24 in the Argentine to US GAAP reconciliation, considering as stated in your response, these sales under US GAAP are important since they release a portion of the valuation adjustment previously made in 2001.

5.   We refer to your response to the third bullet point of Comment 5 in which you state that under US GAAP the Company has recorded no allowance for bad debts on secured loans that were acquired as part of the 2001 swaps. Pleases tell us and in future filings discuss:

- The authoritative US GAAP guidance you have relied on that supports your loan loss methodology with respect to these guaranteed loans swaps; and

- How you record impairments on these secured loans Argentine and US GAAP and how these differences are recorded in the reconciliation between Argentine and US GAAP in Note 17.24.

6.   We refer to your response to bullet point six of Comment 5. In future filings, please state in the footnotes that the sales made of an important part of your secured loans in 2005 and 2006 was made on a non-recourse basis under SFAS 140.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Michael J. Willisch
        Davis Polk & Wardwell
        Marques de la Ensenada, 2
        28004 Madrid, Spain
        Phone (34) 91-702-2741
        Facsimile (44) 207-710-4884

        Andres Gil
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017
        Phone (212) 450-4779
        Facsimile (212) 450-3779